May 14, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Kevin L. Vaughn, Accounting Branch Chief
Mail Stop 3030
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Roper Industries, Inc
Re:          Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 1-12273

Dear Mr. Vaughn:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John Humphrey, Roper Industries, Inc. (the “Company”) in the letter dated April 30, 2010 (the “Comment Letter”) regarding the above-referenced Form 10-K for the Company’s fiscal year ended December 31, 2009.

Set for below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 26

1.  Please revise future filings to provide a report from your independent registered accounting firm that indicates the city and state where the report was issued.  Refer Rule 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company will present in future filings, a report from our independent registered accounting firm that indicates the city and state where the report was issued.

In connection with responding to the Staff’s comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions with respect to the foregoing to the undersigned at (941) 556-2616.

Very truly yours,

John Humphrey

cc:           David B. Liner, Esq.
Roper Industries, Inc.

Robert Guido
PricewaterhouseCoopers LLP